March 20, 2015

Mr. Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 17, 2014

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Filed August 11, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 12, 2014

File No. 000-50580

Dear Mr. Krikorian:

We have reviewed the comment letter dated February 20, 2015 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”). With respect to the item in that letter, the Company’s response to the Staff’s comment is set forth below. To assist in your review, we have included the text of the Staff’s comment below. As explained below, in accordance with the Staff’s request, where applicable, the Company will undertake to include revised disclosures responsive to the Staff’s comment in the Company’s future filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2014, which is required to be filed on or before March 31, 2015.

Form 10-Q for the quarterly period ended September 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 33

Mr. Stephen Krikorian

1.	SEC Comment: We have reviewed your response to our prior comment no. 1. Your response states that the quantitative information regarding the excess of the estimated fair value of the CPS reporting unit over the carrying value was 13% as of third quarter 2014 and therefore the information appears to have been reasonably available. Additionally, your quantitative information was reasonably available in your first and second quarter 2014 Form 10-Qs given that it was disclosed as 155% and 41% in excess as of the first and second quarter of 2014, respectively. Your response also indicates the 3rd quarter percentage of excess was inadvertently omitted. In light of the significant decline in the percentage of excess from quarter to quarter, please tell us what consideration was given in determining whether the 3rd quarter omission could be material and whether an amendment is necessary. Further, please tell us what consideration was given in determining how this omission impacts your evaluation of your disclosure controls and procedures and discussing this decline and its downward trend as part of your discussion and analysis. Indicate whether your projected future operating performance for this reporting unit is consistent with your recent historical results. Ensure that future filings adequately address the risk of impairment within this reporting unit and its implications to your overall business.

Company Response: In its first, second and third quarter 2014 Form 10-Q’s, the Company continued to include and satisfy all of the disclosures required under Item 303(a)(3)(ii). These disclosures are within the first, second and third quarter 2014 Form 10-Q’s MD&A section under the headings “Overview”, “Critical Accounting Policies—Goodwill, Identifiable Intangibles and Other Long Lived Assets”, “Consumer Products and Services Segment—Revenue” and “Consumer Products and Services Segment—Impairment of goodwill, intangibles and long-lived assets”, as well as in Notes 2 and 10 to the Condensed Consolidated Financial Statements.

Further, the Company believes that a reading of the MD&A in conjunction with the Condensed Consolidated Financial Statements and related notes, included in the first, second and third quarter 2014 Form 10-Q’s, in its entirety, contains all of the material financial and non-financial disclosures and information. Within the Company’s third quarter 2014 Form 10-Q, we specifically reference the following:

•	The Company continued to disclose its process of performing interim testing (see page 33 of the third quarter 2014 Form 10-Q);

•	The Company continued to disclose the uncertainty with regards to a future goodwill impairment and what potential changes, if any, in certain measures (market capitalization, operational performance measures and general economic conditions) could cause a reduction to the reporting unit’s estimated fair value (see page 33 of the third quarter 2014 Form 10-Q);

•

The Company disclosed in MD&A the business events driving a reduction to revenues and operating income and the Company’s cost restructuring plan reacting to the changing business and economic environment, and also provided quantitative disclosures to illustrate the impact for the user of decreasing revenues and cash flows

Mr. Stephen Krikorian

from financial institutions. This tabular information was included on pages 39-40 and 45-46 of the third quarter 2014 Form 10-Q and specifically quantifies the decreasing revenue by both marketing arrangement and by type of client, including revenue from our largest client. The Company believes the disclosure on the aforementioned pages, along with pages 28-30 of the third quarter 2014 Form 10-Q provides the reader with a good understanding of the downward trend of the revenue, along with insight into the impact these events have had, and may potentially have, on the Company’s results of operations, liquidity and financial position; and

•	The Company disclosed that revenues and operating results were expected to continue to decrease overall for the remainder of the year, which a reasonable user of the comparable financial statements could conclude was not consistent with historical results (see page 29 of the third quarter 2014 Form 10-Q).

In addition, the Company also considered all of the disclosures suggested in the Division of Corporation Finance Financial Reporting Manual 9510 Goodwill Impairment for an at-risk reporting unit and continued to include disclosures identifying Management’s material inputs and estimates, such as a description of the methods used and how key assumptions were determined, and the associated uncertainty of such inputs and estimates, as well as descriptions of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and therefore, cause a material reduction to the reporting unit’s estimated fair value (see, e.g., pages 33-34 of the third quarter 2014 Form 10-Q).

The Company notes that Section III.B of SEC Release No. 33-8350, as well as Item 303(a) of Regulation S-K, requires companies to provide specified material information in their MD&A, and to provide other material information that is necessary to make the required statements, in light of the circumstances in which they are made, not misleading. The Company respectfully notes that the MD&A must specifically focus on known material events and uncertainties that would cause the reported results not to be necessarily indicative of future results, and companies must determine whether disclosure of a particular matter is required in MD&A. In addition, SEC Release No. 33-8350 provides that in identifying known material trends and uncertainties, companies should consider both the financial and non-financial information available to them, and whether or not the available information itself is required to be disclosed.

The Company believes that as a result of the combination of all of the required disclosures and the suggested disclosures contained in its first, second and third quarter 2014 Form 10-Q’s, the Company has identified and disclosed the known trends and uncertainties with respect to the possibility of a future goodwill impairment that are reasonably likely to have a material effect on its financial condition and operating performance. The Company believes its existing disclosures within the first, second and third quarter 2014 Form 10-Q’s would lead a reasonable user to understand the specific risks within the reporting unit and the potential of those risks to reduce the Company’s future cash flows and therefore, conclude a

Mr. Stephen Krikorian

future goodwill impairment could be possible. In reaching this belief, the Company determined, and continues to believe, the omission of the percentage metric is not reasonably likely to have a material effect on the user as the quantification of the percentage metric would not materially enhance the existing forward looking disclosures mentioned above that were contained primarily within MD&A. The Company did not believe that the magnitude of this single disclosure, when considered by a reasonable user and in light of the surrounding circumstances, is such that it was probable that the judgment of such reasonable user would have been changed or influenced by the inclusion of the disclosure in the MD&A, or that the lack of the percentage metric would present the third quarter 2014 Form 10-Q as misleading. The Company believed a user, when reviewing the MD&A in conjunction with the unaudited Condensed Consolidated Financial Statements and related notes thereto, would arrive at the same at-risk conclusion for the Consumer Products and Services reporting unit based on our disclosures.

In summary, for the reasons described above, the Company does not believe the omission of the percentage metric is material and therefore, the Company respectfully determined that an amendment of the third quarter 2014 Form 10-Q is not necessary.

In addition, for the reasons described above, the Company does not believe the omission of the percentage metric is material and the Company concluded that this omission did not change its conclusion that the disclosure controls and procedures were effective.

The Company respectfully acknowledges the Staff’s comment and will ensure that future filings, including the Company’s Form 10-K for the year ended December 31, 2014 to be filed before March 31, 2015, include all existing applicable disclosures with respect to at-risk reporting units including adequately addressing the risk of impairment and its implications to the Company’s overall business, as well as disclosing whether the fair value of the reporting unit was substantially in excess of its carrying value. Provided the Company concludes a reporting unit is at risk of failing the first step of the impairment test, the Company will provide in future filings the percentage metric listed in the Division of Corporation Finance Financial Reporting Manual 9510.3(a).

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In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-6810.

Very truly yours,

/s/ Ronald L. Barden

Ronald L. Barden
Chief Financial Officer

cc:	Amanda Kim, Staff Accountant
Mitchell Austin, Staff Attorney
Barbara C. Jacobs, Assistant Director
Duncan Barks, Deloitte & Touche LLP
Todd E. Lenson, Stroock & Stroock & Lavan LLP